
09012039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

JAPAN FINANCE CORPORATION
Exact name of registrant as specified in charter

0001109604
Registrant CIK Number

Amendment No. 1 to Annual Report on Form 18-K for the Year Ended March 31, 2009
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-157296
SEC file number, if available

S-______________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-______________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal Year Ended March 31, 2009
Report period (if applicable)

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

__X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on October 2, 2009.

Japan Finance Corporation

By: 

Toru Odaka
Chief Representative
Representative Office in New York
Japan Bank for International Cooperation
Japan Finance Corporation

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20_____, that the Information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2010 (Exhibit 6 to Amendment No. 1 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2009, filed on October 2, 2009)

Exhibit 1

平成21年度一般会計予算

予算総則

（歳入歳出予算）

第1条　平成21年度歳入歳出予算は、歳入歳出それぞれ88,548,001,321千円とし、「甲号歳入歳出予算」に掲げるとおりとする。

（継続費）

第2条　「財政法」第14条の2の規定による既定の継続費の総額及び年割額の改定並びに新規の継続費は、「乙号継続費」に掲げるとおりとする。

（繰越明許費）

第3条　「財政法」第14条の3の規定により翌年度に繰り越して使用することができる経費は、「丙号繰越明許費」に掲げるとおりとする。

（国庫債務負担行為）

第4条　「財政法」第15条第1項の規定により平成21年度において国が債務を負担する行為は、「丁号国庫債務負担行為」に掲げるとおりとする。

（歳入歳出予算等の内訳）

第5条　「財政法」第28条の規定による「歳入予算明細書」、各省各庁の「予定経費要求書」、「継続費要求書」、「繰越明許費要求書」及び「国庫債務負担行為要求書」は、別に添付する。

（公債発行の限度額）

第6条　「財政法」第4条第1項ただし書の規定により平成21年度において公債を発行することができる限度額は、7,579,000,000千円とする。

2　「財政運営に必要な財源の確保を図るための公債の発行及び財政投融資特別会計からの繰入れの特例に関する法律」（仮称）の規定により公債を発行することができる限度額は、25,715,000,000千円とする。

3　第1項に規定する公債で外貨をもって支払われるもの（以下「外貨公債」という。）がある場合における同項の限度額の規定の適用については、当該外貨公債の外貨表示の額面金額を外国貨幣換算率（アメリカ合衆国通貨にあっては、平成20年9月1日から同年10月31日までの間における実勢相場を平均した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。ただし、1通貨単位について10円未満となる通貨にあっては、100通貨単位（10通貨単位について1円未満となる通貨にあっては、1,000通貨単位）についての値をと

Exhibit 6

（一時借入金等の最高額）

第８条　「財政法」第７条第３項の規定による財務省証券及び一時借入金の最高額は、20,000,000,000千円とする。

（災害復旧等国庫債務負担行為の限度額）

第９条　「財政法」第15条第２項の規定により平成21年度において災害復旧その他緊急の必要がある場合に国が債務を負担する行為の限度額は、100,000,000千円とする。

（損失補償契約等の限度額）

第10条　次の表の左欄に掲げる契約の金額の限度は、平成21年度においてそれぞれ右欄に掲げるとおりとする。

区分	限度額	
「原子力損害賠償補償契約に関する法律」第８条の規定による金額の限度	補償契約金額の合計額	4,074,000,000千円
「矯正医官修学資金貸与法」第４条の規定による金額の限度	貸与すべき修学資金の総額	26,400
「農業近代化資金融通法」第３条第３項の規定による金額の限度	平成21年度以降22箇年度間を通ずる利子補給金の総額	63,010
「漁業近代化資金融通法」第３条第３項の規定による金額の限度	平成21年度以降22箇年度間を通ずる利子補給金の総額	48,000
「地域再生法」第20条第２項の規定による金額の限度	平成21年度以降７箇年度間を通ずる利子補給金の総額	243,600

２　「国際通貨基金及び国際復興開発銀行への加盟に伴う措置に関する法律」第２条の３の規定により平成21年度において国際復興開発銀行に設けられる地球環境の保全を支援するための基金に充てるため拠出することができる金額の限度は、123,600,000千円とする。

３　「アジア開発銀行への加盟に伴う措置に関する法律」第２条第４項の規定により平成21年度においてアジア開発銀行の特別基金に充てるため拠出することができる金額の限度は、176,006,158千円とする。

４　「米州開発銀行への加盟に伴う措置に関する法律」第２条第２項の規定により平成21年度において米州開発銀行に設けられる多数国間の基金に充てるため拠出することができる金額の限度は、1,257,721千円とする。

５　「国際農業開発基金への加盟に伴う措置に関する法律」第２条の規定により平成21年度において国際農業開発基金に拠出することができる金額の限度は、6,375,300千円とする。

（債務保証契約の限度額）

第11条　次の表の左欄に掲げる法人が平成21年度において負担する債務につき、中欄に掲げる法律の規定により政府が同年度において保証することができる

金額の限度は、それぞれ右欄に掲げるとおりとする。ただし、「地方交付税法等の一部を改正する法律」(仮称)の施行により、地方公営企業等金融機構が地方公共団体金融機構になるまでの間は、第27号左欄の「地方公共団体金融機構」とあるのは「地方公営企業等金融機構」と、「地方公共団体金融機構債券」とあるのは「地方公営企業等金融機構債券」と、中欄の「「地方公共団体金融機構法」」とあるのは「「地方公営企業等金融機構法」附則第16条第1項」とそれぞれ読み替えるものとする。

債　務	根拠規定	金額の限度
1　株式会社日本政策金融公庫		
イ　次に掲げる社債(ロに掲げるものを除く。)に係る債務		
(1)「株式会社日本政策金融公庫法」第31条第2項第1号イに係る業務に関するもの	「株式会社日本政策金融公庫法」第55条第1項	(1)に掲げる社債にあっては額面総額755,000,000千円、(2)に掲げる社債にあっては額面総額450,000,000千円及び(3)に掲げる社債にあっては発行限度額2,000,000,000千円並びにそれぞれの利息に相当する金額
(2)「株式会社日本政策金融公庫法」第31条第2項第1号ハに係る業務に関するもの	同　項	
(3)「株式会社日本政策金融公庫法」第31条第2項第1号ニに係る業務に関するもの	同　項	
ロ　国際協力銀行業務社債のうち次に掲げるものに係る債務		
(1)　外貨をもって支払われるもの	「国際復興開発銀行等からの外資の受入に関する特別措置に関する法律」第2条第2項	(1)に掲げる社債にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる社債にあっては本邦通貨表示の額面総額の合計額が370,000,000千円に相当するこれらの社債に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額
(2)　本邦通貨をもって支払われる社債のうち外国において発行するもの	「株式会社日本政策金融公庫法」第55条第1項	

平成21年度一般会計補正予算

予算総則補正

第１条　既定の平成21年度歳入歳出予算総額を下記のとおり補正し、「甲号歳入歳出予算補正」に掲げるとおりとする。

区分	平成21年度成立予算額（千円）	補正額			改平成21年度予算額（千円）
		追加額（千円）	修正減少額（千円）	差引額（千円）	
歳入	88,548,001,321	13,928,233,085	△ 2,674,852	13,925,558,233	102,473,559,554
歳出	88,548,001,321	14,775,558,233	△ 850,000,000	13,925,558,233	102,473,559,554

第２条　「財政法」第14条の３の規定により翌年度に繰り越して使用することができる経費の追加は、「丙号繰越明許費補正」に掲げるとおりとする。

第３条　「財政法」第15条第１項の規定により平成21年度において国が債務を負担する行為の追加は、「丁号国庫債務負担行為補正」に掲げるとおりとする。

第４条　「財政法」第28条の規定による「歳入予算補正明細書」、各省各庁の「予定経費補正要求書」、「繰越明許費補正要求書」及び「国庫債務負担行為補正要求書」並びに「国債・借入金の現在高及び償還年次表に関する補正調書」は、別に添付する。

第５条　平成21年度一般会計予算総則第６条第１項に定める「財政法」第４条第１項ただし書の規定により平成21年度において公債を発行することができる限度額「7,579,000,000千円」を「14,911,000,000千円」に改める。

２　平成21年度一般会計予算総則第６条第２項に定める「財政運営に必要な財源の確保を図るための公債の発行及び財政投融資特別会計からの繰入れの特例に関する法律」第２条第１項の規定により公債を発行することができる限度額「25,715,000,000千円」を「29,202,000,000千円」に改める。

第６条　平成21年度一般会計予算総則第７条の公共事業費の範囲の表中、所管内閣の組織内閣官房及びそれに係る項の下段にそれぞれ「人事院」、「人事院（施設整備費に限る。）」を加え、所管内閣府、組織内閣本府に係る項の「内閣本府施設費」の次に「、地域活性化・公共投資推進費」を、「沖縄保健衛生施設整備費」の次に「、沖縄農業振興費（沖縄糖業振興事業費補助金に限る。）」を加え、組織内閣本府及びそれに係る項の下段にそれぞれ「北方対策本部」、「独立行政法人北方領土問題対策協会施設整備費」を加え、所管総務省、組織消防庁に係る項の「消防防災体制等整備費（消防防災施設整備費補助金に限る。）」の前に「消防庁施

設費、」を加え、所管外務省、組織外務本省に係る項の「外務本省施設費」の次に「、独立行政法人国際交流基金施設整備費、独立行政法人国際協力機構施設整備費」を加え、所管文部科学省、組織文部科学本省に係る項の「生涯学習振興費(放送大学学園施設整備費補助金に限る。)」の次に「、独立行政法人国立科学博物館施設整備費、独立行政法人国立女性教育会館施設整備費」を、「国立大学法人船舶建造費」の次に「、独立行政法人科学技術振興機構施設整備費」を加え、所管厚生労働省、組織厚生労働本省に係る項の「厚生労働本省施設費」の次に「、医療提供体制確保対策費(医療施設耐震化臨時特例交付金に限る。)」を、「児童福祉施設整備費」の次に「、社会福祉諸費(施設施工旅費、施設施工庁費及び社会事業学校施設整備費に限る。)」を、「介護保険制度運営推進費(地域介護・福祉空間整備等施設整備交付金」の次に「及び介護基盤緊急整備等臨時特例交付金に限る。)、社会福祉施設基盤強化推進費(社会福祉施設等耐震化等臨時特例交付金」を加え、組織厚生労働本省及びそれに係る項の下段にそれぞれ「検疫所」、「検疫所共通費(施設施工旅費、施設施工庁費及び施設整備費に限る。)」を加え、所管農林水産省、組織農林水産本省に係る項の「農林水産本省施設費」の次に「、食品産業競争力強化対策費(食品産業競争力強化対策整備費補助金に限る。)」を加え、所管経済産業省、組織経済産業本省に係る項の「経済産業本省施設費」の次に「、技術革新促進・環境整備費(産業技術研究開発施設整備費補助金に限る。)」を、「地域経済活性化対策費(地域企業立地促進等共用施設整備費補助金」の次に「及び先進的植物工場施設整備費補助金」を加え、組織経済産業局及びそれに係る項の下段にそれぞれ「資源エネルギー庁」、「独立行政法人石油天然ガス・金属鉱物資源機構船舶建造費」を加え、所管国土交通省、組織国土交通本省に係る項の「都市再生・地域再生整備事業費(都市開発事業調査費、市街地再開発事業費補助、都市再生推進事業費補助及びまちづくり交付金に限る。)」の次に「、都市開発資金貸付金社会資本整備事業特別会計へ繰入」を、「離島道路整備事業費社会資本整備事業特別会計へ繰入」の次に「、独立行政法人航海訓練所施設整備費」を加える。

第7条 「株式会社日本政策投資銀行法」の規定により平成21年度において「株式会社日本政策金融公庫法」第2条第5号に規定する危機対応業務を行う上で株式会社日本政策投資銀行の財務内容の健全性を確保するため必要となる資本の確保に用いるために発行することができる国債の金額の限度は、1,350,000,000千円とする。

第8条 平成21年度一般会計予算総則第11条第1項の債務保証契約の限度額の表中

「

1 株式会社日本政策金融公庫 イ 次に掲げる社債(ロに掲げるものを除く。)に係る債務 (1) 「株式会社日本政策金融公庫法」第31条第2項第1号イに係る業務に関するもの	「株式会社日本政策金融公庫法」第55条第1項	(1)に掲げる社債にあっては額面総額755,000,000千円、(2)に掲げる社債にあっては額面総額450,000,000千円及び(3)に掲げる

(2)　「株式会社日本政策金融公庫法」第31条第2項第1号ハに係る業務に関するもの	同　項	社債にあっては発行限度額2,000,000,000千円並びにそれぞれの利息に相当する金額
(3)　「株式会社日本政策金融公庫法」第31条第2項第1号ニに係る業務に関するもの	同　項	
ロ　国際協力銀行業務社債のうち次に掲げるものに係る債務		
(1)　外貨をもって支払われるもの	「国際復興開発銀行等からの外資の受入に関する特別措置に関する法律」第2条第2項	(1)に掲げる社債にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる社債にあっては本邦通貨表示の額面総額の合計額が370,000,000千円に相当するこれらの社債に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額
(2)　本邦通貨をもって支払われる社債のうち外国において発行するもの	「株式会社日本政策金融公庫法」第55条第1項	

」

を

「

1　株式会社日本政策金融公庫		
イ　次に掲げる社債(ロに掲げるものを除く。)に係る債務		
(1)　「株式会社日本政策金融公庫法」第31条第2項第1号イに係る業務に関するもの	「株式会社日本政策金融公庫法」第55条第1項	(1)に掲げる社債にあっては額面総額1,345,000,000千円、(2)に掲げる社債にあっては額面総額800,000,000千円並びに(3)に掲げる社債にあっては額面総額5,650,000,000千円及び発行限度額2,000,000,000千円並びにそれぞれの利息に相当する金額
(2)　「株式会社日本政策金融公庫法」第31条第2項第1号ハに係る業務に関するもの	同　項	

(3) 「株式会社日本政策金融公庫法」第31条第2項第1号ニに係る業務に関するもの	同 項	
ロ 国際協力銀行業務社債のうち次に掲げるものに係る債務 (1) 外貨をもって支払われるもの (2) 本邦通貨をもって支払われる社債のうち外国において発行するもの	「国際復興開発銀行等からの外資の受入に関する特別措置に関する法律」第2条第2項 「株式会社日本政策金融公庫法」第55条第1項	(1)に掲げる社債にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる社債にあっては本邦通貨表示の額面総額の合計額が770,000,000千円に相当するこれらの社債に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額

」

に、

「

5 株式会社地域力再生機構 社債及び借入金に係る債務	「株式会社地域力再生機構法」(仮称)	額面総額及び元本金額の合計額1,600,000,000千円並びにその利息に相当する金額

」

を

「

5 株式会社企業再生支援機構 社債及び借入金に係る債務	「株式会社企業再生支援機構法」(仮称)	額面総額及び元本金額の合計額1,600,000,000千円並びにその利息に相当する金額

」

に、